

Advantage Announces Change in Management

(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA, August 1, 2013 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") announces that Mr. Kelly Drader has resigned as Chief Financial Officer and Director of the Corporation to focus on his role as President and Chief Executive Officer of Longview Oil Corp. ("Longview"). In April, 2011 Longview acquired certain oil-weighted assets of Advantage located in West Central Alberta, Southeast Saskatchewan and the Lloydminster area of Saskatchewan. Advantage currently holds approximately 45% of the common shares of Longview.

Advantage and the Board of Directors would like to thank Mr. Drader for his valuable contributions to Advantage and wish him success as he continues his efforts with Longview.

Mr. Craig Blackwood, the current Vice-President, Finance of the Corporation, will assume the role of Interim Chief Financial Officer.

For further information contact:


Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com
